UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3) 1

Duff & Phelps Utility and Corporate Bond Trust Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

26432K108
(CUSIP Number)

Jodi Hedberg, Chief Compliance Officer
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26432K108

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,984,335
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,130,335
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,130,335
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 26432K108

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 13,350*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 13,350*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,350*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less Than 1%
14	TYPE OF REPORTING PERSON IN
*See Items 2 and 5.

CUSIP NO. 26432K108

The following constitutes Amendment No. 3 to the Schedule 13D (as amended, the "Schedule 13D"), filed by the undersigned. This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

a) This statement is filed by:
  (i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"); and

  (ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns 0 Shares individually and may be deemed the beneficial owner of 13,350 Shares held by the Karpus Investment Management Profit Sharing Plan Fund B - Conservative Bond Fund (the "Karpus Entity").

  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons are hereby filing a joint Schedule 13D.

  Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of the Reporting Persons is 183 Sully's Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus is organized under the laws of the State of New York. Mr. Karpus is a citizen of the United States of America.

CUSIP NO. 26432K108

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Karpus, an independent registered investment advisor, has accumulated 9,130,335 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 33.2% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 9,130,335 Shares beneficially owned by Karpus Investment Management is approximately $82,110,892, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

The aggregate purchase price of the 13,350 Shares held by Mr. Karpus and the Karpus Entity is approximately $121,104, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

CUSIP NO. 26432K108

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 12, 2020 Karpus announced that it had alerted the United States Securities and Exchange Commission of misleading statements made by Daniel J. Petrisko, the Chief Investment Officer of the Issuer, in a February 7, 2020 letter to the Issuer's shareholders in connection with the Issuer's upcoming annual meeting of shareholders. Additional information is contained in the press release (the "Press Release") issued by Karpus, a copy of which is attached as Exhibit 1 hereto.

CUSIP NO. 26432K108

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 27,494,683 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2019 as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on January 6, 2020.

A ..	Karpus Investment Management

(a)	As of the close of business on February 11, 2020, Karpus Investment Management beneficially owned 33.2% Shares held in the Accounts.

Percentage: 33.2%

(b)	1. Sole power to vote or direct vote: 7,984,335
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,130,335
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus Investment Management since the last filing are set forth in Schedule B and incorporated herein by reference.

B ..	George W. Karpus

(a)
As of the close of business on February 11, 2020, George W. Karpus beneficially owned 0 Shares. In addition, George W. Karpus may be deemed to beneficially own the 13,350 Shares held in the Karpus Entity.

Percentage: Less Than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,350
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,350

(c)	Neither George W. Karpus nor the Karpus Entity have had any transactions in the Shares since the last filing.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 26432K108

Item 7.	Materials to be Filed as Exhibits.

1. Press Release

CUSIP NO. 26432K108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 2020

KARPUS MANAGEMENT, INC.

By:	/s/ Jodi Hedberg
	Name:	Jodi Hedberg
	Title:	Chief Compliance Officer

CUSIP NO. 26432K108

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	125 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott, CFA	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

CUSIP NO. 26432K108

SCHEDULE B

Transactions in the Shares since the last filing.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	2,338	$9.32	2/4/2020
Purchase of Common Stock	2,854	$9.26	2/5/2020
Purchase of Common Stock	1,715,000	$9.31	2/11/2020

CUSIP NO. 26432K108

EXHIBIT 1

Press Release

Karpus Investment Management Seeks SEC Action Regarding
Duff & Phelps Utility and Corporate Bond Trust's Violation of Federal Securities Laws

Questions Flawed and Misleading Prediction of Election Results in DUC's Press Release

Urges SEC to Address DUC's Unlawful Attempt to Manipulate Outcome of Election

PITTSFORD, N.Y., Feb. 12, 2020 /PRNewswire/ -- Karpus Investment Management ("Karpus") announced today that it has alerted the United States Securities and Exchange Commission of misleading statements made by Daniel J. Petrisko, the Chief Investment Officer of Duff & Phelps Utility and Corporate Bond Trust Inc. (NYSE: DUC) ("DUC"), in a February 7, 2020 letter to DUC shareholders in connection with the upcoming Annual Meeting of Shareholders (the "Annual Meeting") scheduled to be held on March 24, 2020.

"DUC made several misleading statements in violation of Federal securities laws, including Rule 14a-9 of the Securities Exchange Act of 1934," said Brett D. Gardner, Senior Corporate Governance Analyst at Karpus. "It is deeply troubling that DUC has made numerous improper statements that prematurely predict the results of the upcoming shareholder vote in an apparent attempt to manipulate the outcome of the election by effectively tilting the playing field in its favor at the expense of the free and fair exercise of shareholder rights."

Mr. Gardner further stated, "We believe that DUC's violation of securities laws has irreversibly and materially tainted the voting process with respect to the Annual Meeting. This apparent disregard for fundamental shareholder rights ahead of the upcoming election raises grave concerns about an alarming lack of prudent judgment on the part of both fund management and the board."

He concluded, "DUC's prejudicial and deeply flawed efforts to forecast the Annual Meeting voting results is particularly misleading since Karpus, a 26% shareholder as of the record date, had yet to even cast its vote in favor of the proposal, making this violation appear even more like a scheme designed to mislead voters."

Karpus Investment Management is a 34 year-old firm based in Pittsford, New York that practices conservative money management and has approximately $3.5 billion in assets under management.

CONTACT: Michele Caccamise, (585) 586-4680

SOURCE Karpus Investment Management